Hollysys Automation Technologies to Supply $4 Million Automation and
Control Products for the Chengdu-Guanxian High-Speed Railway Line

Beijing, China – November 19, 2009 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that it will supply its high-speed railway on-ground control product Train Control Centers (TCCs) for the Chengdu-Guanxian (Dujiangyan City) High-Speed Railway project, pursuant to a contract signed with China Railway Electrification Bureau Co., Ltd. The contract is valued at RMB 27.7 million, or approximately USD $4 million.  This is Hollysys’ follow-on high-speed railway contract win in China’s Southwest region, in addition to the Dacheng high-speed railway project completed in June, 2009. Under the terms of the contract, the product delivery will be completed by December, 2009.

Hollysys will supply its high-speed railway on-ground signaling control product TCCs for the 72 kilometers Chengdu-Guanxian railway line, which is the first inter-city high-speed railway line built in China. The line is designed with travelling speed of 200kph, with 12 railway stations connecting Chengdu, Pixian County, and Dujiangyan City, in the Sichuan Province of China. Hollysys’ on-ground signaling system TCC is one of the major product offerings of the Company’s product portfolio in the high-speed railway sector, which works together with the on-board signaling system ATP (Automatic Train Protection), to ensure the safe and reliable operation of the high-speed railway traffic.

Dr. Changli Wang, CEO of Hollysys, commented, “We are very pleased to win the follow-on Chengdu-Guanxian railway contract, subsequent to our previous contract win in China’s southwest region on the Dacheng high-speed railway line.  The new contract win is a solid recognition from China’s Chengdu Railway Bureau, on Hollysys’ strong project implementation capabilities and high-quality TCC products supplied for the previous Dacheng line, for which we completed all the delivery within two months horizon to accommodate the tight commissioning schedule.  This follow-on project for Hollysys to work with China’s Chengdu Railway Bureau again will further strengthen our presence in the country’s southwest region railway build-out.  As China’s high-speed railway network continues to expand, a lot more inter-city transit lines will be built in the next few years. As one of the leading players in China’s high-speed railway signaling segment, Hollysys will continue to take its fair share in this booming marketplace, and to further strengthen its leadership position going forward.”

Hollysys Automation Technologies, Ltd.	Page 2
November 19, 2009

About China Railway Electrification Bureau Co. Ltd.
China Railway Electrification Bureau Co., Ltd. is a wholly owned subsidiary of China Railway Engineering Group Co. Ltd. (CREC), a state-owned Chinese conglomerate with a multi-disciplinary group of corporations covering a broad business scope. Over the past century, CREC has successively taken part in the construction of more than 100 major railway lines in China, and has completed the design and construction of thousands of key state projects, including airports, wharfs, water and electricity facilities, power plants, and communication and signaling projects.  As one of China's major state-owned backbone enterprises, CREC is also playing a critical role in China’s recent economic development.  Subordinated to CREC, the China Railway Electrification Group Co., Ltd. is mainly engaged in providing electrification projects for railways, roads, urban facilities and urban mass transit, as well as construction projects.

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC), high-speed railway Train Control Center (TCC) and Automatic Train Protection (ATP), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control products. Hollysys is the largest SCADA systems supplier to China’s subway automation market, and is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200km to 250km high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300km to 350km high-speed rail segment.

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the significance of the contract win and the Company’s ability to successfully implement the project; the Company’s ability to benefit from market opportunities in the high-speed railway segment through 2011 as a result of the Chinese government’s stimulus plan; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of HLS’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com
Or
Serena Wu
Investor Relations
1-646-593-8125
serena.wu@hollysys.com